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DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421 ... 740680
Internet
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DSM


03024977
PROCESSED
AUG 12 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING SECTION
RECEIVED
AUG 01 2003
WASH. D.C. 155

24E

Heerlen, 23 July 2003

SUPPL

Progress with regard to DSM's acquisition of Roche's vitamins, carotenoids and fine chemicals activities

During the last few months DSM and Roche have made good progress with regard to the finalization of the acquisition by DSM of Roche's Vitamins and Fine Chemicals division (V&FC), for which the parties signed a contract on February 10, last.
The terms of the acquisition have been amended to reflect developments in the global vitamins, carotenoids and fine chemicals markets.
Also, good progress is being made in respect of the issues raised by the competition authorities, where the main point of attention is the field of feed enzymes. DSM and Roche expect closing of the transaction in the third quarter of 2003.

Roche V&FC financial results for the first half of 2003

In the first half of 2003 the results of Roche V&FC continued to be under pressure, as reported today by Roche. This was due among other things to the much weaker dollar and lower selling prices in local currencies. Net sales decreased by 9% compared with the second half of 2002 and amounted to EUR 1,020 million.
Although for the short term further pressure on prices cannot be excluded, DSM maintains its expectation for a medium term structural improvement in financial performance as a result of, among other things, planned integration and transformation measures, and the elements of the revised transaction terms as described below.

Changes in the terms of the acquisition

The recent developments in financial results and the weakened economic outlook for the short term, along with certain actions required to address concerns of the competition authorities, have led the two companies to review the contract on several points. The main changes are listed below.

- The transaction price (debt free) has been decreased by EUR 200 million and now amounts to approximately EUR 1,750 million, of which EUR 1,650 million in cash plus 2.24 million ordinary shares in Koninklijke DSM N.V. (which DSM has already purchased).

- Roche will make a contribution towards the costs involved in the unbundling of the V&FC division.

- For the next 3-4 years, the period in which the V&FC division will be integrated and transformed, agreements have been made with Roche about minimum utilization of certain assets and compensation for certain purchasing contracts of the V&FC division. These agreements are expected to represent a substantial value per annum.

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- Roche has adopted DSM as a preferred supplier for the production of pharmaceutical ingredients, insofar as these activities are to be outsourced by Roche. It has been concluded that this will result in additional sales for DSM Pharmaceutical Products totaling at least EUR 100 million over the next four years.

- DSM has waived certain closing conditions, which were part of the purchase agreement.

The above measures reflect current market conditions and help to pave the way towards the closing of the transaction. The measures provide DSM with a solid basis for the financial performance of the business to be acquired during the coming integration and transformation period.

Prospects for V&FC division
DSM envisages entering into a swift integration once the transaction is completed. Preparations for this integration and transformation program are progressing well and, based upon current insights, DSM believes there is a considerable potential for improvement in financial performance, already now foreseen at a level of at least EUR 100 million in operating profit per year. Preparations for and further detailing of this integration and transformation program will continue in the coming period.

In view of the progress made to resolve the issues raised by the competition authorities, the two companies currently envisage to be able to close the transaction in the third quarter of 2003.

Commenting on the approaching completion of the transaction, Mr Peter Elverding, chairman of DSM's Managing Board of Directors, made the following statement:

"*The progress made underpins my confidence that we will be able to close the transaction shortly now, which means that a period of uncertainty for all those involved will soon come to an end. The last few months have confirmed our belief that the combination of the qualities of Roche's V&FC organization and DSM's operational excellence tools will generate excellent results.*
Furthermore, the amended acquisition terms now agreed also form a good counterbalance for a possible continuation of adverse business developments during the coming integration and transformation period. I am now all the more convinced that the takeover of the V&FC business will give us an excellent platform for further profitable growth in nutritional ingredients."

DSM maintains the outlook statement it made earlier, namely that the acquisition will contribute to earnings per share from day one.

This press release will be elucidated during the presentation of DSM's second-quarter results on 25 July. At DSM's annual analysts conference, which will be held on 1 October, DSM plans to provide extensive information about the integration and transformation of the vitamins, carotenoids and fine chemicals business. At this occasion a preceding press conference is also planned.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group had annual sales of close to EUR 5.6 billion in 2002 and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005.

DSM Press Release

DSM

By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782421
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782477
fax +31 (45) 5782595
e-mail investor.relations@dsm.com